SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

May 3, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period March 28, 2013 to May 3, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	May 3, 2013

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 20AWC

Attached are the Chairman’s and Chief Executive Officer’s speeches delivered at the 2013 Annual General Meeting of the Company today.

/s/ Stephen Foster
Stephen Foster
Company Secretary

3 May 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

CHAIRMAN – JOHN PIZZEY

Good morning ladies and gentlemen.

My name is John Pizzey and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 43rd Annual General Meeting of the Company.

I will briefly discuss some housekeeping matters before moving on to the business of the meeting.

In the unlikely event which will require an evacuation of the Auditorium, Mr Jason Bulner, who is in charge of security for the meeting will give directions.

I will call for an adjournment of the meeting and shareholders will be requested to retain their admittance cards to facilitate re-entry to the venue.

Mr Bulner will give directions for an orderly evacuation of the Auditorium to the pre-determined evacuation point which is the Tea House building on the corner of Clarendon and Normanby Street. The direction that the evacuation will take is dependent upon the nature of the emergency and the location of the threat.

I welcome our individual and institutional shareholders in attendance, representatives of the Australian Shareholders’ Association and corporate governance firms.

Before formally beginning the meeting, I would like to introduce you to my fellow directors.

Details of the directors’ experience and qualifications are outlined on pages 22 and 23 of the Annual Report.

On my far right is Peter Wasow, a non-executive Director. Peter is Chairman of the Audit Committee.

Next to Mr Wasow is Peter Hay, a non-executive Director. Peter is Chairman of the Compensation Committee. Peter Hay is standing for re-election today.

I will speak to that resolution later in the meeting and I will invite Peter to address the meeting.

Next to Peter is Emma Stein, a non-executive Director. Emma is Chair of the Nomination Committee. Ms Stein is also standing for re-election today.

I will also speak to that resolution later in the meeting and I will invite Emma to address the meeting.

Next to Emma is Chen Zeng, a non-executive Director. Chen joined the Board on 15 March this year and is standing for election today.

I will also speak to that resolution later in the meeting and I will invite Chen to address the meeting.

Next to Chen is John Bevan, our Chief Executive Officer.

On my immediate right is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

And finally, the Company’s Chief Financial Officer, Chris Thiris, is seated to my left in the front row.

The Company’s auditor, PricewaterhouseCoopers, is represented by Ms Nadia Carlin, who is also seated in the front row.

Ms Carlin is available to answer any questions regarding the conduct of the audit and the content and preparation of the Audit Report.

Copies of both my address and that of the Chief Executive Officer will be available at the conclusion of the meeting.

Copies of the Alumina Limited Review 2012 and the Annual Report are available today at the Registration table and on the Company website.

Both of these documents will provide more detail on the 2012 financial year and the business than we intend to cover in the formal proceedings of the meeting.

Moving now to the formal part of the meeting, I am advised that a quorum of members is present and I declare the meeting open.

The Notice of Meeting has been circulated and I propose that it be taken as read.

The Minutes of the last Annual General Meeting of the Company have been signed and are available at the registration desk for any shareholders to view.

The proxies received for today’s meeting are held by the Company Secretary.

We have received proxies representing approximately 2.1 billion shares or 74 per cent of the Company’s issued shares.

The first item on the agenda of the meeting is to receive and consider the financial statements.

No resolution or vote is required on the financial statements.

To deal with this item, I will make some introductory comments and then ask John Bevan, our Chief Executive Officer, to address shareholders.

After my comments and those of the CEO, I will open the meeting for general questions before dealing with the agenda items.

This morning I want to discuss Alumina Limited’s financial performance for 2012, the Alcoa World Alumina & Chemicals strategy, and our capital structure.

John Bevan will then review the performance of the AWAC business, the bauxite and alumina markets, and the outlook for 2013.

After this, there will be five resolutions to be considered.

2012 was a difficult year for the alumina and aluminium industries.

Alumina Limited is the only significant equity vehicle for investors to have pure exposure to the bauxite and alumina industry. The industry we participate in is a commodity that will be subject to the cyclical nature of commodity markets. In 2012 the market conditions were poor and this is reflected in your Company’s financial results.

The benefit of your Company’s 40 per cent ownership of the AWAC joint venture is that AWAC has significant reserves and resources of bauxite, and the refineries that AWAC operate are low on the cash cost curve. These benefits should, through the cycle, enable AWAC to generate significant cash in the upswing of the cycle and maintain a positive operating cash flow before capital expenditure in difficult years.

Now let’s turn our attention to the 2012 year.

The Company’s underlying earnings declined to a loss of $52 million for the 2012 year.

Realised alumina prices declined 13 per cent on the prior year. This was the key determinant for the decline in profitability.

Macro-economic conditions, supply side challenges and poor sentiment on world economic growth kept aluminium prices low.

The US dollar also remained weak through 2012. This meant continued pressure on AWAC’s operating margins.

AWAC has been working to improve margins by converting AWAC’s smelter grade alumina to spot or index pricing basis. By the end of 2012, approximately 40 per cent had been converted.

John Bevan will discuss this further in his address.

The AWAC alumina operations remain a low cash cost producer, at around the thirtieth percentile on the cost curve. However, the challenging pricing and foreign exchange rate environment have contracted AWAC operating margins.

The Company received fully franked dividends of $86 million for 2012, significantly down on the previous year, reflecting the challenging operating environment of 2012.

After corporate and financing costs, the Company had cash from operations of $49 million. A total of 171 million was invested into AWAC entities, including growth capital expenditure for Juruti and Ma’aden and working capital for AWAC entities.

The Ma’aden mine and refinery are expected to be commissioned in the second half of 2014. This will enable a new low cash cost refinery to join the AWAC portfolio.

The 2012 underlying earnings loss and lower cash flow meant the Board did not declare a dividend for the year.

The Board intends, to distribute as dividends to shareholders, the cash from operations after debt servicing and corporate cost commitments have been met.

When deciding on dividends, the Board also considers:

•	the level of Alumina Limited’s debt;

•	the capital needs of AWAC; and

•	the market outlook.

This does mean the outcome on dividends will vary from year to year.

Corporate costs of US$19 million in 2012 included some one-off items that are unlikely to repeat themselves this year.

The Company’s net debt at the end of 2012 was $664 million, compared with US$472 million at the start of 2012.

Gearing was at 20 per cent at year end.

Alumina Limited added new committed debt facilities during the year and also refinanced an existing bank facility. These actions were important to the Company having a sound capital base.

The Company’s debt facility from the Brazil National Development Bank does amortise at $53 million per annum. There are no other debt facilities maturing in 2013.

In February 2013, the Company introduced CITIC as a shareholder, issuing 15 per cent of the Company’s capital base. The Placement was at an issue price of $1.235 per share, a premium of 3 per cent to the closing price on the previous day and 11 per cent to the one month volume weighted average price. The share issue raised A$452 million, and was used primarily to pay down existing bank debt which strengthened the balance sheet.

The share placement puts the Company in a strong position to manage this cycle in the alumina and aluminium industry.

The placement to CITIC was very carefully thought through by your Board. We know that the alumina and aluminium industries are undergoing structural change and as a Board it is our responsibility to ensure that the business is positioned to remain competitive in the long term.

It is the view of the Board that in the long term, the viability and returns generated by individual producers will increasingly be influenced by three key factors – a competitive priced energy supply, a sustainable and low cost bauxite position, and how a company has positioned itself in relation to the emergence of China as the world’s largest producer and consumer of aluminium and alumina. It is critical that we not only understand the Chinese market but also seek to engage constructively with this important customer and producer.

CITIC is strategically well aligned with Alumina Limited and has been a partner with AWAC in the Portland smelter joint venture for 27 years. It is a financially strong, long term investor that will provide valuable insight into the alumina and aluminium industry within China.

CITIC Resources Holdings Limited’s Chief Executive Officer, Mr Chen Zeng, has also been appointed a Director of Alumina Limited and is seeking election to the Board at today’s Annual General Meeting. His contribution to the Board will expand our current market insight beyond that provided by our joint venture partner, Alcoa.

As a Board we believe that securing this strategic investor is in the best interests of all of our shareholders.

We welcome CITIC as a shareholder that has demonstrated a patient and long term commitment to the industry, and proven its belief in the underlying value of the AWAC business through its willingness to pay a premium to secure a stake in your Company.

Now let’s move to AWAC and where it is heading with its strategy.

AWAC has two strategic initiatives to improve its financial results.

Firstly, to be successful, the market pricing mechanism used by AWAC to sell its alumina needs to reflect the fundamentals of the alumina industry, not the smelting industry. As a low cost producer, this change from pricing aligned to the LME aluminium price to an alumina price index or spot price, will enable AWAC margins to reflect its market position in the medium term. This initiative started in 2011.

Secondly, AWAC must ensure that each part of its portfolio of assets is competitive and contributing to the business.

AWAC is working actively to maximise the productivity of its assets.

AWAC has a natural advantage in relation to bauxite cost and availability. While a number of the AWAC energy positions compare favourably, it is seeking to achieve this across the portfolio.

John Bevan will discuss these in more detail in his address.

Sustainability is crucial in maintaining AWAC’s competitive edge and safeguarding its licence to operate and grow. AWAC recognises this by embedding sustainability targets in business performance objectives and employee key performance indicators.

Alumina Limited has developed a Sustainability Update based upon the Global Reporting Initiative.

The update is available for viewing on the Company website. I encourage you to read this comprehensive review.

The Australian Government legislated for a carbon tax from 1 July 2012. After the initial few years, the scheme is scheduled to become an emissions trading scheme. The result of the legislation is that both the AWAC refineries, and smelters, will receive 94 and a half per cent issuance of free permits in the first year.

The issue of free permits do assist existing facilities to adjust to the change in energy competitiveness in Australia.

My concern is that for a country previously rich in competitive energy supply, industries that are energy and capital intensive industries will not invest further in Australia. Australia’s view on carbon is misaligned with its competitors and this misalignment and uncertainty of policy will see companies invest elsewhere. In our industry the recent growth in smelters and refineries based upon fossil fuel has been extensive, but there has been very little or none in Australia. The frequent demands for further value-add processing of mineral ores in Australia will never be fulfilled without competitive energy.

Moving to aluminium smelting, Alumina Limited has through AWAC, an interest in the Point Henry and Portland aluminium smelters, which are both located here in Victoria.

The low metal prices, rising input costs and the persistently high Australian dollar saw the Point Henry smelter in Geelong become unprofitable.

In the first half of 2012, Alcoa of Australia reviewed the future viability of the Point Henry smelter.

The review determined that with cost savings being identified, the smelter is expected to operate until at least mid-2014.

Trading conditions in the aluminium industry remain challenging.

Finally, I would like to recognise the contribution of all of Alumina’s management and staff for their work during the past year.

I will now invite John Bevan to outline highlights of AWAC’s operational performance and to comment further on the outlook for 2013.

CEO – JOHN BEVAN

Good morning ladies and gentlemen. Thank you for your support throughout 2012 and your attendance today at the Annual General Meeting.

This morning I will discuss the AWAC joint venture’s strategy, operating performance, and the outlook for 2013.

Let’s start with strategy.

As the Chairman has discussed, the aluminium and alumina industry has experienced another difficult year. While demand growth for the metal, and therefore alumina and bauxite remains strong in the long-term, in the short term, customer demand and producers’ supply have not been matched.

As a result, prices were very weak. During 2012 none of Alumina’s major listed peer companies had improved results, in fact many were in losses.

As a Company, we are unable to influence the external market factors that have led to this deterioration, namely aluminium pricing and currency issues, in particular the low US dollar. We do not participate in large scale hedging to protect our position. So our focus is on the factors that we can control.

In this context, AWAC has two principal goals.

The first is to have the most competitive cost structure in the industry.

This chart behind me illustrates CRU’s view at the end of 2012 of the industry’s costs and of AWAC’s relative cash cost position. Cash cost is what the industry looks at to gauge its relative competitiveness. CRU is an industry consultant. They estimate the position of major companies on the cash cost curve. and AWAC, as you can see, is one of the low cost producers.

AWAC is the largest producer globally. The global demand for alumina is about 100 million tonnes and growing at 5-8 per cent annually. AWAC produced 15.6 million tonnes in 2012.

AWAC’s average cash cost is around the thirtieth percentile of the cost curve. Some of our facilities are more expensive and others are lower on the cost curve.

In 2012, AWAC did a number of things to improve on this position.

This chart behind me illustrates each of the components of the cost improvement programme.

Firstly, it curtailed some of the more costly refineries in the Atlantic, and pushed production in the lower cost refineries in Australia and Brazil.

In 2012, Pinjarra and Kwinana in Western Australia had record production. The expanded refinery in Brazil ran at its nameplate capacity for the better part of 2012.

Secondly, AWAC has been driving hard on costs.

In Australia, we have a major capital project of moving the mine crusher. This will reduce haul distances from mine to crusher and significantly lower mining costs.

In Brazil, the new Juruti mine has operated at well above its design capacity. This, and the efficiencies it brings, has seen solid reductions in mining costs.

Across the entire refinery network we also saw dramatic improvements in productivity. A structured approach has seen productivity of $390 million since 2010, and $190 million in 2012 alone.

These programmes have enabled cost of production in 2012 to be flat with 2011, despite cost pressures from exchange rates, energy, caustic soda and labour.

Looking forward, this need for continuous improvement is critical to our long term success.

There is also a major initiative with our higher cost refineries in the Atlantic to convert them away from expensive oil-based energy solutions. In 2013, we will see the San Ciprian refinery convert from oil to gas. This will bring immediate and significant savings in energy costs. Following San Ciprian we will look to convert other Atlantic refineries. Long term energy cost changes will improve their competitiveness.

Beyond these measures, in 2014 the new refinery in Saudi Arabia, in which AWAC has a 25.1 per cent interest, will come on line. This will be one of the lowest cash cost refineries in the world.

When these actions are complete, it will enable AWAC to move down the cost curve to around the twenty-third percentile. This will further enhance AWAC’s premier position.

It’s all very well, however, to have low cost of alumina production, but to make a good return for shareholders, the second strategic principle is to ensure that we sell the alumina we produce for the right price.

In 2011, AWAC started to convert its third party smelter grade alumina contracts to be priced on a spot or index basis that reflected the physical supply and demand dynamics and other fundamentals of the alumina industry. This conversion is for all new contracts.

This conversion will take a number of years to progress. At the end of five years from 2011, the vast majority will be on the new system.

The shift from LME-linked contracts to alumina price indices continued to gain acceptance from our customers, with over a third of third party smelter grade alumina shipments priced on the alumina index or spot during 2012.

For this year, it is expected that on average, 52 per cent of shipments will be on alumina index or spot pricing.

Legacy contracts that were signed before 2011, are generally priced with linkage to LME aluminium prices. These will continue to roll off in future years and be converted to the spot or index basis.

This is a significant structural change and is central to future investment and confidence in the industry.

The change has been positive for AWAC and has delivered financial benefits throughout the year. It is critical that AWAC continues with this change.

I would now like to turn our attention to the market.

As the Chairman indicated in his speech, in a market with ongoing strong demand, the keys to success for any company in this industry are three things:

Firstly, access to long term, competitive sources of energy.

We are active in this area.

I have, for example, talked in the last section about improving AWAC’s energy position in its Atlantic refineries.

Secondly, a sustainable and low cost bauxite supply is critical.

And thirdly, a deep understanding of both the market and supply dynamics in the largest consuming and producing country, China.

Let’s start with the aluminium market.

Global demand continues to grow strongly. We believe that in 2013, it will grow between 5 and 8 per cent, depending on economic conditions.

Growth will be driven by infrastructure investment in emerging economies.

China is the largest consumer of the lightweight metal. It is almost exclusively used internally in China for infrastructure and industry development. Its demand is expected to grow by 12 per cent.

In the mature economies, light weighting of vehicles and a developing recovery in housing in the United States are key drivers of growth.

Overall, supply and demand for aluminium is largely balanced in the western world.

LME pricing is not, on its own, reflecting this underlying balance. The current LME pricing of aluminium does not truly reflect the clearing price of metal today. Regional premiums have grown to reflect the disparity between LME prices and the true clearing price in local markets.

Even with a high regional premium, a number of significant aluminium producers are making cash losses. In the short term, this may lead to more curtailments. We expect the current aluminium pricing is not sustainable in the medium to long term.

In China, new capacity continues to grow in western provinces, based on stranded coal deposits. China now represents 48 per cent of the global capacity.

Now let’s turn our attention to the alumina market.

For most of 2012 alumina markets were in surplus as new capacity ramped up and smelter growth slowed. This led to low pricing for alumina and encouraged imports into China.

Ongoing growth in China, rising bauxite costs and supply uncertainty, and a more balanced western world market in 2013, are supporting improved spot prices outside of China in the early part of this year. However, there remains significant volatility today in market conditions.

Looking forward, there is relatively little new alumina capacity likely to come on in 2013 outside of China, beyond the increases we saw here in Australia in 2012.

This lack of new capacity will lead to the market tightening. Pressure will shift to western world pricing, as aluminium demand continues to grow and pull through the need for more alumina.

Now I would like to talk about bauxite. Bauxite is critical to future pricing in the industry.

China continues to increase its share of world alumina and aluminium production.

To do this, China’s alumina industry relies on significant imports of bauxite, and this demand is growing.

The last six to twelve months have seen stockpiling of bauxite by Chinese refineries. This is a result of uncertainty as Indonesia, the major seaborne bauxite supplier to China, has regulated and taxed its exports.

Whilst Indonesia has announced a full ban on raw material exports from January 2014, the final position on Indonesian bauxite regulation and taxation remains uncertain. What is certain is the Chinese refiners’ determination to reduce the risk.

Chinese domestic supply and quality of bauxite cannot keep pace with demand from both the alumina and refractory markets. This has led to rising domestic bauxite prices and a rapid growth in demand for imports from countries other than Indonesia. This will drive higher costs in China, and should lead to higher prices of alumina in China and globally.

It is not an easy task to develop bauxite mines and supporting infrastructure such as ports and railways.

AWAC, in contrast to many of the Chinese producers, has long life bauxite deposits and ample infrastructure to meet its needs.

These AWAC bauxite deposits are well placed to support its refineries for many years ahead.

Now can we turn our mind to the outlook

2012 has been a very difficult year for the industry, and this is reflected in Alumina Limited’s results.

As we move into 2013, Alumina Limited has strengthened its balance sheet, and the macro-economic outlook is generally more favourable, although quite volatile. These factors, coupled with AWAC’s improvements in its key strategic initiatives, should see an improved operating performance.

Alumina Limited remains the only significant bauxite and alumina company for equity investors to focus on in a commodity where new global bauxite supply is required and supplies are uncertain. This level of uncertainty will provide an opportunity for the world’s largest bauxite and alumina producer.

In conclusion, I would like to thank the staff of your Company for their commitment and contributions throughout the year, and shareholders for their continued support through a difficult period.

Thank you.

CHAIRMAN – JOHN PIZZEY

Thank you John. Before I turn to the resolutions to be considered by shareholders, I would like to make some comments on the remuneration report.

In the lead up to today’s meeting, we contacted a number of our institutional investors and I spoke with many of them myself. I would like to spend some time today sharing the issues that were raised. A number of our investors have voted against our remuneration report.

As you would be aware, if more than 25 per cent of votes are cast against the report two years running, considered ‘two strikes’, we are required to propose that a special meeting be convened to consider a reconstitution of the Company’s Board.

So this is a matter we take seriously. We feel there is more we can do to explain our position in relation to the remuneration policies and outcomes.

We also believe that there is a general level of discontent that is being expressed through this vote that may not relate directly to the remuneration policy and outcomes itself. These are matters that we believe need to be openly discussed and considered by all shareholders.

Before I outline the issues that have been raised by the shareholders we have spoken with, I’d like to provide some context on the remuneration policy and the remuneration outcomes for 2012.

Firstly, the remuneration policy has not changed from the policy that was endorsed by a shareholder vote at last year’s AGM.

The outcome of the 2012 review was that there has been no increase in non-executive director’s fees.

In relation to the executives, no amounts vested under the long term incentive scheme and 50 per cent of the value of the short term incentive scheme was foregone as a result of the company performance failing to meet the agreed objectives.

Executives remained eligible to earn the remainder of the 50 per cent of their short term incentive scheme. Of this, 100 per cent was awarded to the CEO, of which 50 per cent is applied to acquire Alumina shares and held for 3 years.

The net outcome of the review was that cash based remuneration for the most highly paid executives fell by 7 per cent.

I would like now to turn to the main issues and concerns raised by shareholders.

The first issue raised was that remuneration should have declined more, or no element of the incentives should have been paid given the Company incurred a loss for the year.

One of our most fundamental concerns as a Board, and as fellow shareholders, is shareholder returns. The decline in both profit and shareholder returns is disappointing, unacceptable, and in the long term, unsustainable.

As I discussed earlier, this outcome was the result of poor aluminium and alumina prices and a high Australian dollar. Which is not to say that we are not taking action. John Bevan and I have already outlined the things that we are doing as a Company to improve our position in the short and longer term.

In terms of remuneration, the policy attempts to align the interests of management with shareholders, and as I noted earlier, executives did not receive any shares in 2012 under their long term incentive scheme, nor half of the short term incentive scheme as a result of the poor financial performance for the year. In other words, the majority of the potential incentive was not paid. Industry benchmarking points to our executives being paid below the median of comparable companies.

It is the Board’s belief that the remuneration incentive structure has aligned executive rewards to shareholder interests. Executives have not received any shares under the long-term incentive scheme for the last nine years, and since Mr Bevan joined the Company in 2008, executives have not received a short-term entitlement relating to corporate performance in three of the five years.

However, the remaining 50 per cent of the short-term incentive scheme relates to performance against individual objectives.

This structure is one that is commonly adopted across listed Australian companies and one that the Board believes is appropriate for Alumina Limited.

Some shareholders raised concerns that there was insufficient disclosure of the objectives in the Remuneration Report.

We do acknowledge there is more that we can do to explain why the incentive was awarded. The appropriate avenue for this is the remuneration section of the annual report. Given that this report has been printed and distributed, this is something that we will be looking to improve on for next year.

I will however provide a brief outline now of the elements considered in determining the outcome of the 2012 CEO review.

The first of these was the resolution of a number of outstanding matters with our joint venture partner, specifically the agreement reached in relation to litigation liabilities, funding of AWAC and securing an agreed dividend flow from the AWAC joint venture for 2012 and 2013.

Recognition was also made for the successful rollover of debt facilities, which ensured the Company’s capital structure remained appropriate for the current and emerging market conditions and capital requirements of the Company.

In addition, the significant work undertaken in leading to the successful equity placement was recognised.

We believe success in achieving these objectives was important in maintaining long term value to shareholders.

One final sentiment implied by some shareholders was that the Board should be able to source executives at a much cheaper rate given that the company does not have operational responsibility for the joint venture and is only a minority partner.

This is a theme that has been raised before, by different people, and in different ways. I think it reflects a view that the Company is only a dividend receiving mechanism, and this is a view that is not shared by the Board.

Partnerships such as AWAC are not intrinsically self-aligning on interests. While it is true that Alcoa and Alumina have mutual interest in the success of the business, that vision will always be influenced in the short term by the individual circumstances of the two companies.

Alcoa is a large US integrated aluminium company with several businesses, of which AWAC is just one. Alcoa has its own corporate and capital structure objectives. Alumina Limited has just one asset and its own corporate and capital structure objectives. Alcoa manages AWAC, is a large customer of AWAC and pursues business development projects for both Alcoa and AWAC.

As a result of these factors, Alcoa and Alumina’s interests in relation to AWAC can be different.

The AWAC joint venture has not endured because Alumina has acquiesced to the larger partner’s wishes. The partnership has prospered because of open and free debate on many issues and the willingness of both partners to understand there is mutual benefit in balanced solutions.

The Board and the executive bring a strong and thoughtful view of the industry and the AWAC enterprise to the partnership. Alumina Limited needs to have a thorough understanding of matters such as the impact and influence of China on the industry, the need for the structural change to alumina pricing and AWAC investment or divestment decisions.

Given the challenges currently facing the industry, it is more important than ever that Alumina Limited remain strategically alert and be able to influence outcomes.

We believe that the current remuneration policy and structure is necessary and appropriate to attract and retain professionals of a calibre that can represent the interests of the Alumina Limited shareholders.

I’m sure that there will be additional queries in relation to remuneration later in the meeting and I will be happy to address them, but I would like to summarise by stating that as a Board, we are confident that the remuneration policy is working to align management interests with shareholder interests.

We acknowledge that shareholders have not seen adequate returns, and we believe that this has been reflected in the outcomes of the 2012 remuneration reviews while balancing the need to retain a competent executive team that will continue to work in shareholders’ interests and achieve the outcomes that occurred in 2012.

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Limited

Public Announcement 2013 – 21AWC

Alumina Limited Annual General Meeting 2013

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 3 May 2013.

The results of voting on each motion is as follows:

ORDINARY BUSINESS

Item 2. To adopt the Remuneration Report (non-binding vote).

Votes where the proxy directed to vote ‘for’ the motion	1,024,543,831
Votes where the proxy was directed to vote ‘against’ the motion	1,040,092,208
Votes where the proxy may exercise a discretion how to vote	21,741,990
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	12,609,882

The motion was not carried as an ordinary resolution (non- binding vote) on a poll. The results were:

The number of votes cast ‘for’ the motion	1,041,714,484
The number of votes cast ‘against’ the motion	1,045,332,896
The number of votes which abstained from voting	12,638,460

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Item 3a. To re-elect Mr Peter A F Hay as a director

Votes where the proxy directed to vote ‘for’ the motion	1,881,227,316
Votes where the proxy was directed to vote ‘against’ the motion	193,613,961
Votes where the proxy may exercise a discretion how to vote	22,370,566
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,006,592

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	1,904,502,928
The number of votes cast ‘against’ the motion	193,641,797
The number of votes which abstained from voting	2,035,512

Item 3b. To re-elect Ms E R Stein as a director

Votes where the proxy directed to vote ‘for’ the motion	1,881,135,648
Votes where the proxy was directed to vote ‘against’ the motion	194,087,579
Votes where the proxy may exercise a discretion how to vote	22,372,717
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	1,622,491

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	1,904,406,862
The number of votes cast ‘against’ the motion	194,114,286
The number of votes which abstained from voting	1,659,089

Item 3c. To elect Mr Chen Zeng as a director

Votes where the proxy directed to vote ‘for’ the motion	2,024,829,341
Votes where the proxy was directed to vote ‘against’ the motion	49,811,086
Votes where the proxy may exercise a discretion how to vote	22,458,385
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,119,623

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	2,048,196,278
The number of votes cast ‘against’ the motion	49,836,616
The number of votes which abstained from voting	2,147,343

Item 4. Grant of Performance Rights to Chief Executive Officer

Votes where the proxy directed to vote ‘for’ the motion	2,028,734,487
Votes where the proxy was directed to vote ‘against’ the motion	37,056,049
Votes where the proxy may exercise a discretion how to vote	21,834,761
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	11,593,138

The motion was carried as an ordinary resolution on a poll. The results were:

The number of votes cast ‘for’ the motion	2,046,365,772
The number of votes cast ‘against’ the motion	41,939,201
The number of votes which abstained from voting	11,869,057

/s/ Stephen Foster
Stephen Foster
Company Secretary

3 May 2013